30-Mar-06

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NW, STOP 7010

Washington, D.C.

20549

Re:

Forms 20-F and 20-F/A for year ended December 31, 2004

File No. 0-17791 – Twin Mining Corporation (the “Company”)

Attention:

Jonathan Duersch, Division of Corporate Finance

Fax Number – 202-772-9220

Dear Mr. Duersch,

In connection with your comment letter of March 17, 2006 concerning additional comments following our response letters dated 27-Feb-06 dated 16-Nov-05:

1.

We will re-file our 2004 Form 20-F/A including the complete text of item 17 as well as including the signed audit report dated January 27, 2005.

2.

We will expand our disclosures to replace incorporate with consolidate.

We will amend future filings to expand our consolidation policy as follows:
“The consolidated financial statements consolidate the assets, liabilities and results of all entities that the Company holds a controlling financial interest in.  The Company defines a controlling financial interest as ownership of a majority of the voting interests of the entity.  The effects of all transactions between controlled entities are eliminated. Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of loss and deficit from the date on which control commences. Where control of an entity ceases during a financial year, its results are included only for the portion of the year over which control exists.”

We do not have any entities over which we exercise significant influence or joint control and therefore do not currently use the equity accounting method or the proportionate consolidation method of accounting for any of our investees. If and when we undertake such investments in the future we will update our accounting policy disclosure accordingly.

3.

We will amend future filings to expand our disclosures to include the following update to note 2(e): An impairment loss is recognized when the carrying amount of long lived assets exceeds their fair values. When impairment conditions are identified, reviews of exploration properties and properties under development are conducted including an assessment of drilling and exploration results. The carrying values of property, plant and equipment, which are impaired, are written down to fair value, which is determined using a discounted cash flow model.

4.

Lease/option, permit renewal fees and rental fees represent ongoing payments to maintain our rights to explore the property in good standing and retain a portion of the benefits from mineral deposits. As indicated in our previous response, we believe that the nature of these payments are consistent with the definition of mineral rights as defined by EITF 04-02 and that the nature of these payments is consistent with the context being used in EITF 04-02 to arrive at the definition of mineral property rights.  Excerpts from the EITF referred to above are set out below.  As such, these costs are included in mineral properties' on both our US GAAP and Canadian GAAP balance sheets. The costs are in effect amounts that we have to pay to retain our right to explore the properties.

EITF 04-02 paragraph 5 definition of mineral rights:

“The term mineral rights is defined as the legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits.”

EITF 04-02 paragraph 6 context for defining mineral rights:

“To provide context to the definition of mineral rights, the following is an excerpt from the IASC Issues Paper (Section 2.13):

In the mining industry, rights to explore for, develop, and produce minerals are often acquired by purchase of either the mineral rights alone (which does not include ownership of the land surfaces) or by purchase of both mineral rights and surface rights.  In other cases, they are acquired through the right to mine contract, which grants the enterprise the rights to develop and mine the property and may call for a payment at the time the contract becomes effective and subsequent periodic payments.  In the mining industry, rights to explore, develop, and produce minerals may also be acquired by mineral leases from private owners or from the government.  A mineral lease contract usually calls for a payment (usually called a signature bonus) at the time the contract is signed and a royalty to be paid to the lessor once production commences.  As a rule, both in the petroleum and mining industries, the payment of signature bonus is done in the acquisition phase.  The royalty is expressed in terms of a percentage of sales proceeds or value of minerals produced, or a specified amount per tonne of ore mined during each period.”

5.

As previously communicated, cash proceeds from flow through share issuances in Canada are not legally restricted in their use.  The Company does have the discretion to expend flow through financings for other purposes and proceeds from flow through share issuances are not placed into a separate account from cash received from other sources. At the same time the Company has a contractual obligation to incur certain amounts on exploration expenses following the date of renouncement.

On raising flow through share financing the Company enters into an obligation to make qualifying exploration expenditures in the same amount within 24 months of the date of renouncement of the associated tax deductions. The Company is able to use subsequent financings or other sources of cash to satisfy flow through requirements.  If the Company does not make its required flow through expenditures after the initial required time period, it is required to pay interest on the outstanding obligation via part 12.6 tax.

The Company has other contractual obligations that do not result in a restriction of cash held on the balance sheet. The Company’s contractual obligations are appropriately disclosed in note 9 to the financial statements as required by GAAP and additional disclosures regarding contractual obligations are made in the MD&A.  We do not believe it to be appropriate to classify the proceeds as restricted cash.

6.

The adjustments to the balance sheet and cash flow statement are the same as those noted on the income statement. We refer you to our previous answer to this question where we indicated that we will add separate adjustment columns in the US GAAP balance sheet and cash flow statements in future filings to provide details on the reconciling adjustments.  Please clarify what other information, if any, you are requesting.

7.

All of our operations are integrated and, as such, foreign currency translation adjustments are recorded through the statement of loss in the period to which they relate in accordance with both US and Canadian GAAP.  This is consistent with our foreign exchange accounting policy.

8.

Small scale map will be attached herein & will be inserted into the 2004 and 2005 20-F reports.

9.

The gold cutoff grade of 0.015 ounces per tonne (OPT), produced for the Atlanta project by Behre Dolbear, as determined by their feasibility study will be disclosed in the report  and based on a gold grade cutoff of 0.015 opt.  The basic parameters for the cut-off grade calculations, as determined by Behre Dolbear and Company (USA), Inc. is as follows:

Mining (ore and waste

$1.00 per tonne

Refining and Transport

$3.00 per tonne

Crushing, loading, stacking

$1.22 per tonne

Taxes (excluding income taxes)

$3.75 per ounce

Heap Leach processing

$1.66 per tonne

Gold Price

$350 per ounce

G&A

$1.12 per tonne

Effective gold price

$343.25 per ounce

Total

$5.00 per tonne

Total excluding mining

$4.00 per tonne

Internal recoverable gold equivalent cutoff grade:   0.012 opt

and

       External recoverable gold equivalent cutoff grade:  0.015 opt

10.

To avoid investor confusion in respect of Canadian reserves and resources disclosure terminology, the language of the Cautionary Note to U.S. Investors requested will be included (as stated in the most recent Comment letter dated March 17, 2006) on the Company’s website and all future pertinent press releases filed via EDGAR.

11.

The Company will comply. Disclosure in respect of ‘possible future additions to the ore reserves’ on page 24. will be modified to remove all references that would quantify the upside potential.

Please contact me should you have any questions, comments, or concerns.

Sincerely,

/s/ Domenico Bertucci

Domenico Bertucci, CA

Chief Financial Officer

Direct line – 416-777-0820

E-mail – dbertucci@twinmining.com